February 23, 2018

Mr. Rolf Sundwall and Ms. Vanessa Robertson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Bio-Techne Corporation Form 10-K for Fiscal Year Ended June 30, 2017 Filed September 7, 2017 File No. 000-17272

Dear Mr. Sundwall and Ms. Robertson:

This letter is written in response to the Staff’s comment letter dated February 12, 2018 on the Form 10-K of Bio-Techne Corporation (“the Company”, “we” or “our”) for the year ended June 30, 2017. For ease of reference, the numbered responses correspond to the paragraphs as numbered within the comment letter. We have also included the Staff’s comment along with our response to assist in the review process.

Form 10-K for the period ended June 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 27

1.	Please tell us why you did not include the long-term obligations due under the revolving credit facility within the table of contractual obligation.

Response

Historically, we have not included our revolving credit facility within the table of contractual obligations. The terms of our facility do not require any minimum annual payments in advance of the maturity date of July 28, 2021. Both the maturity date and amount outstanding of our credit facility are disclosed in our Form 10-K. However, after review of the guidance, we have determined that we should include the revolving credit facility in the table of contractual obligations. In future Form 10-K filings, we will ensure that our credit facility is included in the table of contractual obligations.

Form 10-K for the period ended June 30, 2017

Notes to Consolidated Financial Statements

Note 11. Segment Information, page 57

2. Please tell us the amount of net sales for each of your five product lines within the Biotechnology segment for the year ended June 30, 2017 and for the six months ended December 31, 2017. Also tell us what factors determine that a group of products constitute a product line and your consideration for providing disclosures for each of these product lines pursuant to ASC 280-10-50-40.

Response

The products within the Biotechnology reporting segment represent a similar group of products in that they are variations of protein reagents and tools to further validate the encoding of proteins. More specifically, all of our products in this segment are consumables used by both industry and academic scientists for conducting laboratory experiments. ASC 280-10-50-40 requires that a public entity report the revenues from external customers for each product and service or each group of similar products unless it is impracticable to do so. Because the Bio-technology segment represents a similar group of products, we believe our current disclosures at the segment level are in accordance with ASC 280-10-50-40.

We attempt to group our products into product lines for managing our business as this information is useful to management to provide directional information about our customer’s preferences including which brands are doing well and the market penetration of recent acquisitions. However, given the number of acquisitions and the frequent addition of new products at our existing operations, the gathering of this data is a manual process. As a result, there are inconsistencies with how products are grouped between regions and between our subsidiaries. Therefore, we are unable to provide the amount of net sales for each of our five product lines within the Biotechnology segment for the year ended June 30, 2017 and for the six months ended December 31, 2017.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the company, I thank you for your consideration of our responses. Should the Staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

 /s/ James T. Hippel

James T. Hippel

Chief Financial Officer